Exhibit 4.35

DATED 16th August, 2004

WPP GROUP PLC	(1)

and

SIR MARTIN STUART SORRELL	(2)

UK SERVICE AGREEMENT
effective from April 1, 2005

DATE OF SERVICE AGREEMENT 16th August, 2004

PARTIES

(1)	WPP GROUP PLC having its registered office at the Industrial Estate, Hythe, Kent CT21 6PE (the “Company”)

(2)	SIR MARTIN STUART SORRELL of 6 Walton Place, London SW1 (the “Executive”)

INTRODUCTION

A	The Company wishes to continue to have the benefit of the Executive’s services inter alia as a director of the Company and as its Chief Executive Officer and Group Managing Director for and in connection with its businesses and the businesses of its Subsidiary and Associated companies on the terms of this Agreement within England, the European Union and all other countries save for the United States of America.

B	This Agreement will replace the agreement of even date between the Company (1) and J.M.S. Financial Services Limited (2) (as amended) (“the UK Services Agreement”) with effect from the Commencement Date (as defined hereinafter) whereupon the Executive will become an employee of the Company on the terms of this Agreement and the Executive’s services will no longer be supplied under the UK Services Agreement or via J.M.S. Financial Services Limited. All previous agreements between the parties to this Agreement, the Director and/or J.M.S. Financial Services Limited relating to the provision of the Director’s services to the Company in any capacity (other than any outstanding equity agreements, including equity agreements providing for settlement in cash, shares or other non-equity assets and the US Employment Agreement), including the Deed of Covenant dated 14 July 2001 (“the Deed of Covenant”), are deemed to have terminated by mutual consent with effect from the Commencement Date.

IT IS AGREED:

1	APPOINTMENT

1.1	From and after the Commencement Date, the Company shall employ the Executive and, during the Term of Employment, the Executive:

(a)	shall devote such of his time and attention during normal working hours (and such other working hours as may reasonably be required) so as to enable him to carry out his duties and any obligations on behalf of the Company and shall use his best endeavours to promote the interests of the Company, its Affiliates and Subsidiaries and also the Group in England, the United Kingdom, the European Union and all other jurisdictions other than the United States of America in the management, control, organisation and development of their respective businesses and trades and in addition the Executive shall comply with all reasonable directions which the Board may give to him and the Executive shall furnish to the Board all such explanations, information and assistance as it may reasonably require;

(b)	will not, without first obtaining the prior written approval of the Company, on his own behalf enter into any contract or other arrangement with any other firm, person or company whose business is in competition with the business of the Company or any Group Company.

1.2	During the Term of Employment hereunder, the Executive shall be a member of the Board and of the boards of directors of such Group Companies as the parties hereto from time to time shall agree and the Executive shall continue to be Group Managing Director and Chief Executive of the Company in which capacity he shall, subject to clause 1.1(a) above, have total charge of the businesses of the Company and of the Group Companies and he shall be responsible to the Board for all aspects of the conduct of such businesses.

2	TERM OF EMPLOYMENT

2.1	The employment of the Executive under this Agreement (the “Term of Employment”) will commence on the Commencement Date and subject to clause 14 shall last until 31 August 2005 whereafter the Company and the Executive can terminate the Term of Employment hereunder by written notice taking effect immediately on the date of its service on the other party. Any notice to terminate the Term of Employment given either by the Executive or the Company after 31 August 2005 (other than a notice by the Company pursuant to clause 14.1 hereof) shall be deemed to be a notice given by such party on the grounds of the Executive’s retirement and upon giving such notice the Executive shall be deemed to have retired and qualified for retirement treatment for purposes of all plans, policies, programs, arrangements of, or other agreements with, the Company or any Group Company. In the event of any termination of the Term of Employment after August 31, 2005, save as provided by clause 2.2 and clause 11.4 below, the Executive will have no entitlement to any further payment from the Company hereunder and he hereby irrevocably waives any entitlement to notice or pay and/or benefits in lieu of any period of notice and for the avoidance of doubt the minimum periods of notice referred to in Section 86 of the Employment Rights Act 1996. Nothing in this clause 2.1 shall prejudice the Company’s right to terminate the Term of Employment hereunder pursuant to clause 14.1 hereof.

2.2	Following termination of the Term of Employment hereunder, the Executive shall continue to be entitled to receive amounts due hereunder which are accrued up to and including the date on which the Term of Employment terminates but not yet paid, subject to any adjustment under clause 6.2 and/or clause 11.3, if applicable.

3	DIRECTOR’S FEES

Unless otherwise agreed in writing between the Company and the Executive, the Executive shall not be entitled to any director’s fees from the Company or from any Group Company in addition to the remuneration payable by the Company to the Executive hereunder or pursuant to the US Employment Agreement, provided that if the Executive is at any time removed from the office of director whether of the Company or of WPP Group USA, Inc. the Term of Employment hereunder shall automatically terminate and such termination shall be deemed to be by the Company for a reason other than provided for in clause 14.1 or 14.2 of this Agreement.

4	ACCOMMODATION

The Company undertakes to the Executive to provide suitable offices and suitable office and secretarial facilities for his use as are compatible with the Executive’s role as Group Managing Director and Chief Executive Officer of the Company and the Executive shall carry out his duties there and in such other places as the Executive judges appropriate.

5	HOURS OF WORK

The Executive shall work at such times and for such periods as the efficient and conscientious discharge of his duties hereunder shall reasonably require. There are no normal working hours for the Executive. The Company acknowledges that the Executive has obligations under the US Employment Agreement for the provision of his services which will affect the time during which and the times at which he can discharge his duties under this Agreement.

6	SALARY

6.1	The Company shall pay to the Executive a Base Salary for each calendar year calculated in accordance with Schedule 1. The Base Salary shall accrue from day to day.

6.2	In each year during the Term of Employment hereunder, the Company will pay the Base Salary payable under clause 6.1 of this Agreement in 12 equal monthly instalments in arrears. Each of the 12 instalments will be equal to one-twelfth respectively of 60% of the Aggregate Basic Income (as defined in the Schedule 1) for the time being and shall be payable, except as otherwise set forth herein, in accordance with the regular payroll practices of the Company, provided that for 2005, the Executive’s first payment hereunder shall be for services provided from July 1, 2005 and thereafter, with the first instalment offset by any statutorily required salary payments made to the Executive from the Commencement Date until June 30, 2005. At appropriate times adjustments shall be made to reflect the Executive Time (as defined in Schedule 1) and such adjustments may be made by adjusting the amount of Base Salary paid for future services hereunder or by adjusting the portion of the bonus earned for the year in which such Base Salary is being adjusted that is attributable to Executive Time (as defined in Schedule 1).

7	BONUS

7.1	The Executive shall, subject to satisfaction of the criteria set out below and subject to any adjustment as set forth in clause 6.2 above, also be entitled to receive, within 30 days following the finalisation of the final audited results of the Company in respect of each financial year of the Company that occurs during the Term of Employment hereunder, a bonus determined by reference to the financial performance of the Company for the period to which such results relate payable, if in cash, in a lump sum. For purposes of the bonus for the 2005 financial year, the Executive shall be deemed to have been employed directly, by the Company from January 1, 2005. The amount of the bonus payable hereunder, which shall be deemed to accrue from day today during the period to which it relates, shall be determined and based on three separate components, each comprising one-third of the amount of the bonus, as follows:

(a)	One component is based on financial performance of the Company measured against budgeted operating profit and cash flow to be agreed between the Executive and the Company in consultation with the Compensation Committee (but which shall be measured in the same way as the Company’s financial performance for the purpose of calculating bonus payments for the Company’s other senior executives).

(b)	One component is based on the Company’s performance relative to a peer group of major public advertising companies. The peer group will be reviewed by the Company from time to time as necessary and any changes to the peer group will be notified to the Executive, provided always that the Company will act reasonably and will consult with the Executive prior to making any changes to the companies in the peer group.

The performance levels and the criteria for achieving them will be agreed between the Executive and the Company in respect of each year and will take into account the following criteria inter alia:

•	Total shareholder return (i.e. share price appreciation plus reinvestment of dividends in shares);

•	Increase in operating profit;

•	Increase in earnings per share and/or operating margins.

Adjustments shall be made in relation to the Company and the peer group of companies referred to above as necessary to enable an accurate comparison of performance to be made, provided always that the Company will act reasonably and will consult with the Executive prior to making any such adjustments.

(c)	One component shall be based on the achievement of key strategic initiatives which shall be agreed by the Executive and the Company as early as practicable during the relevant year.

The total bonus comprising each of the three components shall be targeted so as to equal 100 per cent of the Base Salary under clause 6.1 as at 31 December of the relevant year (calculated in accordance with Schedule 1) and the maximum bonus shall be 200 per cent of that Base Salary.

The Executive and the Company may agree from time to time an alternative structure for determining the bonus payable under this clause, including the target and maximum amounts of that bonus.

7.2	If after 31 August 2005, either the Executive or the Company terminates the Term of Employment under this Agreement, for whatever reason (and in the Company’s case other than pursuant to clause 14.1 hereof) after the end of the performance period to which the bonus period refers but prior to the payment date of any such bonus, the Executive will continue to be treated on the same basis as if he were employed on the relevant payment date. For the avoidance of doubt, if the Executive or Company terminate the Term of Employment at any time before the end of the performance period referred to then the Executive loses all and any rights under this clause and the Executive has no rights against the Company in respect of the same except as otherwise provided pursuant to the applicable annual incentive plan.

8	OTHER INCENTIVE AWARDS

The Executive shall have no entitlement to participate in any incentive arrangements for executives, except as expressly provided herein, or as agreed in writing in advance by the Company. The Executive or as the case may be JMS Financial Services Limited shall continue to be entitled to the Additional Fees provided in Schedule 1 of the UK Services Agreement (save to the extent they have been exercised prior to the Commencement Date) and the Notional Share Award Plan and at the discretion of the Compensation Committee of the Company, the Executive shall be entitled to participate in the WPP Group plc Leadership Equity Acquisition Plan and the WPP Performance Share Plan (or to receive the equivalent cash value) in accordance with the provisions of such plans and such other plans and arrangements which at the discretion of the Compensation Committee shall be made available for the most senior executives of the Company and any member of the Group, subject always to the rules of the applicable plan or scheme.

9	EXPENSES

The Executive is authorised to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement and the Company shall promptly reimburse him for all business expenses incurred in connection with carrying out the business of the Company, subject to documentation in accordance with the Company’s policy.

10	CAR

The Company shall make available to the Executive for use in performing the obligations and duties of the Executive hereunder and shall replace from time to time as necessary a car of a type which it deems suitable. The Company shall maintain, service, tax and comprehensively insure the car as appropriate and shall arrange for the supply to the Executive of petrol for his use in such car.

11	INSURANCES AND PENSION

11.1	The Company shall provide for the benefit of the Executive and his dependants life and accident assurance and health insurance and any other benefits as may be agreed between the Company and the Executive.

11.2	The Company shall reimburse to the Executive 50% of the reasonable cost of providing for the benefit of the Executive and his dependants insurance cover, on such basis and for such amounts as shall from time to time be agreed between the Company and the Executive, provided that such cover is available, which provides a payment in the event that the Term of Employment is terminated because of the Executive’s death, ill-health or disability.

11.3	As of January 1, 2006, unless otherwise agreed between the parties, the Executive shall be entitled to an annual supplemental pension determined in accordance with paragraph 4 of Schedule 1 to be funded by or on behalf of the Company by an appropriate funding mechanism for payment of such supplemental pension or payment or provision in lieu thereof (the “Pension Contribution”). The Pensions Contribution will be funded in four equal instalments in arrears on 31 March, 30 June, 30 September and 31 December of each year starting with 2006 during the Term of Employment under this Agreement in respect of the year for which it is paid equal to 60% of the Aggregate Pensions Provision (as defined in Schedule 1) at that time. All necessary adjustments to reflect the Executive Time (as defined in Schedule 1) in the manner described in clause 6.2 above for adjusting the Base Salary shall be made at regular times during the year.

11.4	The Company will provide Directors and Officers liability insurance for the Executive on the same basis as it does for other executive directors of the Company, subject always to the terms and conditions from time to time existing of that cover.

12	HOLIDAYS

12.1	In addition to bank and other public holidays in the United Kingdom, the Executive shall be entitled to six weeks paid holiday per calendar year.

12.2	The holiday shall be taken at such time or times as the Executive shall decide but in any event it shall be taken at the same time as the Executive’s holiday entitlement under the US Employment Agreement.

13	SICKNESS ABSENCE

Subject to clause 2.1, the Company shall continue to pay to the Executive all sums due to him (without deduction) during any period of absence from work due to his illness or disability.

14	TERMINATION OF THE TERM OF EMPLOYMENT

14.1	In any of the following cases, but without prejudice to clause 2.1, the Company may terminate the Term of Employment by written notice taking effect immediately on the date of its service on the Executive in which case the Executive shall not be entitled to any further payment from the Company hereunder (other than pursuant to clause 11.4 hereof, if applicable) except such sums as shall then have accrued or become due:

(a)	If the Executive engages in conduct that constitutes wilful gross neglect or wilful gross misconduct in carrying out his duties under this Agreement, resulting, in either case, in material economic harm to the Company.

(b)	If the Executive is convicted and is guilty of a criminal offence and sentenced (except in a case not involving dishonesty) to a term of imprisonment.

(c)	If the Executive be adjudicated bankrupt.

(d)	If the Executive resigns as a director of the Company prior to 31 August 2005 without having obtained the Company’s prior written agreement, save for just cause by the Director or at the Company’s written request, provided that “just cause” shall not include resignation as a result of the Executive’s own act or omission as a director.

(e)	If WPP Group USA Inc terminates the US Employment Agreement pursuant to clause 15.1 thereof.

14.2	The Company may terminate the Term of Employment by reason of the Executive’s illness or disability in any of the following cases by giving written notice to the Executive such notice being effective immediately without any further payment being made hereunder other than such sums as may have accrued or become due or as otherwise provided in clause 11.4 hereof, if applicable.

(a)	the Executive is substantially unable properly to perform the duties required under this Agreement by reason of illness or physical or mental incapacity or disability (irrespective of the cause or causes) for a period of 180 consecutive working days or for a period or periods aggregating at least 261 working days in any period of 18 months.

(b)	the Executive is permanently prevented as a result of any deterioration of his health from providing the services to the Company which he is required to provide under this Agreement and in particular to act as Group Managing Director and Chief Executive of the Company. Whether or not the Executive is permanently incapacitated shall be determined by a medical doctor selected by the parties hereto, and in default of agreement by such medical doctor appointed by the President of the British Medical Association.

(c)	An Order is made by any competent Court under the Mental Health Act 1983 for the Director’s detention or for the appointment of a receiver, curator bonis or other person to exercise powers with regard to his property or affairs.

14.3	Without prejudice to the Executive’s right to accept other repudiatory breaches of this Agreement by the Company as terminating the Term of Employment hereunder, in any of the following cases the Executive may terminate the Term of Employment by written notice taking effect on the date of its service on the Company:

(a)	if the Company reduces the then current Base Salary under clause 6, the bonus and/or incentive provisions contained in clause 7 or 8 and Schedule 1 to this Agreement, the payment in respect of pension benefits contained in clause 11.3 and Schedule 1 to this Agreement or any other material benefits provided under this Agreement without the Executive’s prior written consent;

(b)	if without first obtaining the written consent of the Executive, the Company:

(i)	appoints any executive to whom the Executive reports or to work jointly with the Executive in his capacity as Chief Executive Officer or Group Managing Director; or

(ii)	permits or procures the Executive’s functions or duties to be materially diminished in any way; or

(iii)	permits or procures an assignment of duties to the Executive which are materially inconsistent with his duties as Chief Executive Officer or Group Managing Director of the Company;

(c)	if there is a failure to elect or re-elect the Executive to any of the positions described in clause 14.3(b)(i) above or removal of him from any such position without obtaining his written consent; or

(d)	if a person or persons acting in concert acquire more than 20% of the voting stock of the Company and at any time within a period of 12 months of the date on which the stock or any part of it is acquired the majority of the members of the Board is comprised of individuals other than those who are directors of the Company as at the date of this Agreement but provided always that any person appointed to the Board with the approval of the Executive shall be deemed to be a director of the Company as at the date of this Agreement.

And any such termination shall be deemed to be a termination of the Term of Employment by the Company without cause for the purposes of clause 18 below.

14.4

(a)	If the Term of Employment under the US Employment Agreement terminates for any reason whatsoever apart from in the circumstances provided for in clause (b) below, the Company or the Executive (as the case may be) may terminate the Term of Employment hereunder, provided that any such termination of the Term of Employment hereunder shall be deemed to be on the same basis as the Term of Employment under the US Employment Agreement was so terminated.

(b)	If the Term of Employment under the US Employment Agreement terminates as a result of a US Divestment (as defined in the US Employment Agreement) and the

Company offers or procures that another Group Company offers the Executive employment or an agreement, which employment or agreement shall be on the same terms as the US Employment Agreement, including, but not limited to, the same Term of Employment under the US Employment Agreement, within 28 days of the US Divestment becoming effective for the remainder of the appointment, the Term of Employment under this Agreement shall not automatically terminate and the Executive shall have no claim against the Company.

15	CONFIDENTIAL INFORMATION

15.1	The Executive shall not (except in the proper performance of his duties hereunder or the proper performance of his duties and obligations as an executive of the Company or a Group Company) either during the Term of Employment or at any time after the termination thereof divulge to any person whomsoever or otherwise make use of and shall use his reasonable endeavours at the cost of the Company to prevent the publication or disclosure of any trade secret or other confidential information concerning the business, finances, dealings, transactions or affairs of the Company or any Group Company or of any of their respective customers or clients (which information belongs to the Company or a Group Company) entrusted to the Executive or arising or coming to the Executive’s knowledge during the course of the Term of Employment under this Agreement.

15.2	The Executive shall upon the termination of the Term of Employment under this Agreement immediately deliver to the Company all price lists of customers’ correspondence and other documents papers and property belonging to the Company or any Group Company which may have been prepared by him or have come into his possession during the Term of Employment and shall not retain any copies thereof. Anything herein to the contrary notwithstanding, and subject always to the Executive providing full details to the Company in writing beforehand, the Executive shall be entitled to retain:

(a)	papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars and Rolodexes, personal files and personal phone books;

(b)	information regarding the Executive’s compensation and/or benefits or relating to reimbursement of expenses;

(c)	information that the Executive needs for personal tax purposes; and

(d)	copies of plans, programs and agreements relating to the Executive’s provision of services to the Company (or the termination of such services) having made a written request to the Company detailing what is required beforehand.

15.3	The Executive shall not have any liability under the provisions of this Agreement by reason of:

(a)	using or divulging knowledge or information, by reason of legal or accounting requirements or, after the termination of the Term of Employment under this Agreement, which would not at the time of use or divulging be considered confidential or proprietary to, or capable of protection by, the Company in accordance with customary business practices in England;

(b)	any act or statement done or made by the Executive at the request of the Company or any Group Company or required to be done or made for the proper performance of duties under this Agreement;

(c)	use or disclosure of information which at the time is in public domain;

(d)	by reason of such disclosure being required by law or by any Court, mediator, arbitrator or legislative or regulatory body (including any committee thereof) either in the United Kingdom or the USA with actual or apparent jurisdiction to order disclosure or the making accessible of such information; or

(e)	in connection with any litigation, mediation or arbitration involving this Agreement, the UK Services Agreement and/or the US Employment Agreement, including any enforcement of such agreements.

15.4	The Executive shall not knowingly at any time make any untrue statement in relation to the Company or any Group Company and in particular shall not after the termination of the Term of Employment wrongfully represent himself as being employed by or connected with any such company.

16	RESTRICTIVE COVENANTS

16.1	Subject always to clause 21, the Executive covenants with the Company (for itself and as trustee for each Group Company) that he will not for a period of 12 months after the Termination Date in any Relevant Area provide or supply any services which are the same as or similar in nature or scope to the Services to any Person who is in competition or likely to be in competition with any business carried on at the Termination Date by the Company or any Group Company. For this purpose, the Executive provides or supplies services if:

(a)	he does so as principal or agent; or

(b)	he is a partner, director, employee, secondee, consultant or agent in, of or to any Person who provides or supplies services; or

(c)	he has any direct or indirect financial interest (as shareholder or otherwise) in any Person who provides or supplies services; or

(d)	he is a partner, director, employee, secondee, consultant or agent in, of or to any Person or he directly or indirectly has a material financial interest (as shareholder or otherwise) in any Person who provides or supplies services;

disregarding any financial interest of a Person in securities which are listed or dealt in on any Recognised Investment Exchange if that Person, the Executive and any Person connected with him (within the meaning of section 839 of the Income and Corporation Taxes Act 1988) are interested in securities which amount to less than five per cent of the issued securities of that class and which, in all circumstances, carry less than five per cent of the voting rights (if any) attaching to the issued securities of that class.

16.2	Subject always to clause 21, the Executive covenants with the Company (for itself and as trustee for each Group Company) that he will not directly or indirectly on his own account or on behalf of or in conjunction with any Person for a period of 12 months after the Termination Date (except on behalf of the Company or a Group Company) deal with in respect of, or canvass or solicit business or custom for services, which are substantially similar to or competitive with the services being provided by the Company or any Group Company at the Termination Date, and with which the Executive was actively involved in connection with the provision of Services during the 12 months ending on the Termination Date, with or from any Person who has been at any time during the 12 months ending on the Termination Date a Major Client in the Relevant Area of the Company or a Group Company and with whom the Executive was actively involved in connection with the provision of the Services during the 12 months ending on the Termination Date.

16.3	Subject always to clause 21, the Executive covenants with the Company (for itself and as trustee for each Group Company) that he will not directly or indirectly on his own account or on behalf of or in conjunction with any Person for a period of 12 months after the Termination Date induce or attempt to induce any supplier to the Company or any Group Company in the Relevant Areas, with whom the Executive was actively involved in connection with the provision of the Services during the 12 months ending on the Termination Date, to cease to supply, or to restrict or vary the terms of supply to, the Company or any Group Company or otherwise interfere with the relationship between such a supplier and the Company or any Group Company.

16.4	Subject always to clause 21, the Executive covenants with the Company or any Group Company (for itself and as trustee for each Group Company) that he will not directly or indirectly on his own account or on behalf of or in conjunction with any Person for a period of 12 months after the Termination Date induce or attempt to induce any Employee of the Company or any Group Company who is engaged in any business or activity carried on by the Company or any Group Company at the Termination Date and with whom the Executive during the 12 months ending on the Termination Date had material dealings in connection with the provision of the Executive, to leave the employment of the Company or any Group Company (whether or not this would be a breach of contract by the Employee) provided that nothing in this clause shall prevent the Executive from placing a general job advertisement in the ordinary course of business or providing a personal reference, subject to such reference not being provided by the Executive on behalf of any Person who is in competition or likely to be in competition with any business carried on at the Termination Date by the Company or any Group Company.

16.5	The restrictions in each clause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restrictions were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

16.6	The Executive acknowledges that the provisions of this clause are no more extensive than is reasonable to protect the Company or any Group Company and in particular (but without limiting this acknowledgement) he acknowledges that, because he is actively involved in the Company’s and the Group’s activities in the Relevant Areas, it is reasonable for such protection that the provisions should apply in every Relevant Area.

16.7	The provisions of this clause shall apply to a successor in business to the Company or a Group Company where the succession occurs after the Termination Date if such date is prior to September 1, 2005.

17	TAKEOVER

17.1	Subject always to clause 21, if during the Term of Employment under this Agreement any person or other legal entity whether acting alone or in concert (as defined by The City Code on Takeovers and Mergers) with another or others acquires control (as defined in section 416 of the Income and Corporation Taxes Act 1988) of the Company or the Company disposes or the Company and all the companies under its control (as so defined) dispose in aggregate of all or substantially all of its or their assets (a “Change of Control”) then and in any such event within ninety days of the Change of Control becoming effective (the “Control Date”) the Executive may serve written notice on the Company terminating the Term of Employment hereunder forthwith. On service of such notice the Company shall be obliged to pay the Executive immediately an amount equal to the aggregate of the following:

(a)	two times the Base Salary payable under clause 6 at the annual rate to which the Executive was entitled at the Control Date determined in accordance with Schedule 1;

(b)	two times the Base Salary payable under clause 6 at the annual rate to which the Executive was entitled at the Control Date (this reflects the target bonus described in clause 7) determined in accordance with Schedule 1; and

(c)	two times a sum equal to the Pensions Contribution payable under clause 11.3 as at the last 1 January before the Control Date determined in accordance with Schedule 1.

17.2	In addition upon service of the notice referred to in clause 17.1 the Company shall procure that, to the extent possible under the rules of the Company’s Performance Share Plan, all rights to receive a cash sum and/or other benefits to which the Executive is entitled to thereunder by reference to the value of shares in the capital of the Company shall on the written request of the Executive given to the Company at any time within three months of the Control Date be and become immediately vested in the Executive and immediately due and payable.

17.3	In the event of any termination of the Term of Employment under this clause 17, the Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due to the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain or any amounts in respect of any claims the Company or any Subsidiary or Associated Companies may have against the Executive.

17.4	Upon service of the notice referred to in clause 17.1 the Executive shall provide to the Company such assistance as in the circumstances is necessary for the orderly transfer of his duties for a period of four weeks from the date of the service of the notice.

17.5	Any amounts due under this clause 17 are in the nature of severance payments considered to be reasonable by the Company and are not in the nature of a penalty.

17.6	In addition in such event, the Executive and his eligible dependants shall also be entitled to continued participation in all medical, dental, hospitalisation and other health benefit plans or programs (in such amounts as are in place as of the Termination Date in which he and his eligible dependants were participating on the Termination Date until the earlier of:

(a)	the second anniversary of the Termination Date;

(b)	the date or dates, he receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage by coverage, or benefit-by-benefit basis);

provided that: (x) if the Executive and/or his eligible dependants are precluded from continuing his or their participation in any employee benefit plan or program as provided in this clause 17, he shall be provided with the after-tax economic equivalent of the benefits provided under the plan or program in which he and/or his eligible dependants, as the case may be, are unable to participate for the period specified in this clause 17; (y) the economic equivalent of any benefit foregone shall be deemed to be the lowest cost that would be incurred by the Executive in obtaining such benefit himself on an individual or family basis; and (z) payment of such after-tax economic equivalent shall be made quarterly in advance.

17.7	Amounts due under this clause 17 shall be paid promptly following the Termination Date.

18	TERMINATION PAYMENT

18.1	Subject always to clause 21, if the Company shall terminate the Term of Employment for any reason whatsoever other than provided for in subclauses 14.1 or 14.2 then and in any event the Company shall within a period of thirty days from the date of such termination pay to the Executive a sum equal to two times the aggregate of:

(a)	the Base Salary payable under clause 6 at the annual rate to which the Executive was entitled at the Termination Date determined in accordance with Schedule 1; and

(b)	a sum equal to 100% of the Base Salary payable under clause 6 at the annual rate to which the Executive was entitled at the Termination Date (this reflects the target bonus described in clause 7) determined in accordance with Schedule 1; and

(c)	a sum equal to the additional pension payment payable under clause 11.3 as at the last 1 January before the Termination Date takes effect determined in accordance with Schedule 1.

In addition in such event, the Executive shall also be entitled to continued participation in all medical, dental, hospitalisation and other health benefit plans or programs (in such amounts as are in place as of the date of termination of employment) in which he and his eligible dependants were participating on the Termination Date until the earlier of:

(i)	the second anniversary of the Termination Date;

(ii)	the date or dates, he receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis);

provided that: (x) if the Executive and/or his eligible dependants are precluded from continuing his or their participation in any employee benefit plan or program as provided in this clause 18.1, he shall be provided with the after-tax economic equivalent of the benefits provided under the plan or program in which he and/or his eligible dependants are unable to participate for the period specified in this clause 18.1; (y) the economic equivalent of any benefit foregone shall be deemed to be the lowest cost that would be incurred by the Executive in obtaining such benefit himself on an individual or family basis; and (z) payment of such after-tax economic equivalent shall be made quarterly in advance.

18.2	If clause 18.1 applies the Company shall procure that, to the extent possible under the rules of the Company’s Performance Share Plan, all rights to receive a cash sum and/or other benefits to which the Executive is entitled to thereunder by reference to the value of shares in the capital of the Company shall be and become immediately vested in the Executive and immediately due and payable.

18.3	In the event of any termination of the Term of Employment under clause 18, the Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due to the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain or any amounts in respect of any claims the Company or any Subsidiary or Associated Companies may have against the Executive.

18.4	Any amounts due under this clause 18 are in the nature of severance payments considered to be reasonable by the Company and are not in the nature of a penalty.

18.5	Amounts due under this clause 18 shall be paid promptly following termination of the Term of Employment hereunder.

19	ENFORCEMENT OF RIGHT

19.1	No failure to exercise or delay in exercising or enforcing any right or remedy under this Agreement shall constitute a waiver thereof and no single or partial exercise or enforcement of any right or remedy under this Agreement shall preclude or restrict the further exercise or enforcement of any such right or remedy. The rights and remedies of the parties hereto are cumulative and not exclusive of any rights and remedies provided by law.

19.2	Time shall not be of the essence in this Agreement, but may be made so on the giving of not less than two clear days’ (other than a Saturday, Sunday or public holiday in England and Wales) notice to that effect after any failure. to comply with any provision of this Agreement.

20	REPRESENTATION

The Company represents and warrants that it is fully authorised and empowered to enter into this Agreement and that the performance of its obligations under this Agreement will not violate any agreement between it or any other person, firm or organisation. The Executive represents that he knows of no agreement between him and any other person, firm or organisation (other than the US Employment Agreement) that would be violated by the performance of his obligations under this Agreement.

21	CESSATION OF CERTAIN CLAUSES

The Company and the Executive agree that in relation to any termination of the Term of Employment taking place on or after 1 September 2005, clauses 16, 17 and 18 of this Agreement (and each and every of their respective subclauses) shall cease to apply.

22	ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and; as of the Commencement Date, supersedes all prior agreements, undertakings, whether written or oral, between the parties with respect thereto (other than any agreements with respect to any outstanding equity awards, including equity agreements providing for settlement in cash or non-equity assets), and for the avoidance of doubt including the UK Services Agreement and the Deed of Covenant.

23	AMENDMENT OR WAIVER

No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Executive and an authorised officer of the Company (other than the Executive). No waiver by either Party of any breach by the other Party of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Executive or an authorised officer of the Company (other than the Executive), as the case may be.

24	SEVERABILITY

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

25	GOVERNING LAW

25.1	This Agreement shall be governed by and construed in accordance with the laws of England.

25.2	The parties hereto hereby submit to the exclusive jurisdiction of the High Court of Justice in England in relation to any claim, dispute or difference which may arise hereunder and hereby agree for the purpose of Order 10 Rule 3 of the Rules of the Supreme Court of England (or any modification or re-enactment thereof), and in any legal proceeding in any other jurisdiction, that any process may be served on either of them by leaving a copy thereof or by posting a copy thereof addressed to the Executive or to the Company (as the case may be) at the address as provided in Clause 26.

26	NOTICES

26.1	Any notice required or permitted to be given hereunder shall be given in writing delivered personally or sent by first class post prepaid recorded delivery or by telefax to the Company at its registered office from time to time (or such address as it may have notified to the Executive in accordance with this clause) or to the Executive at the last address notified, to the Company.

26.2	Any notice delivered personally shall be deemed to be received when delivered to the address referred to in clause 26.1 and any notice sent by pre-paid recorded delivery post shall be deemed (in the absence of evidence of earlier receipt) to be received two days after posting and in proving the time of dispatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped and posted. A notice sent by telefax shall be deemed to have been received on receipt by the sender of the correct “answerback”.

27	SURVIVORSHIP

Except as otherwise provided in clause 21 above, the respective rights and obligations of the parties shall survive any termination of the Term of Employment to the extent necessary to the intended preservation of such rights and obligations.

28	HEADINGS

The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

29	COUNTERPARTS

This Agreement may be executed in two or more counterparts.

30	DEFINITIONS

“Affiliate” of a person or other entity shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with the person or other entity specified.

“Base Salary” shall mean the salary provided for in clause 6.1 or any increased salary granted to the Executive pursuant to clause 6.1.

“Board” shall mean the Board of Directors of the Company.

“Commencement Date” shall mean April 1, 2005.

“Company” shall mean WPP Group plc.

“Compensation Committee” shall mean the Compensation Committee of the Board.

“Employee” means an employee of the Company or a Group Company employed wholly or mainly in a managerial or creative capacity in the Relevant Areas and whose remuneration (that is salary together with any bonus or incentive payments) receivable in the calendar year immediately prior to the Termination Date is not less than £100,000.

“Group” shall mean the Company and its Subsidiaries and Associated Companies for the time being and “Group Company” shall be anyone of them. References to a Group Company include the successors in business where the succession occurs after the Termination Date.

“Major Client” means a client of the Company, a Group Company or the Group where the revenues earned or properly chargeable by the Group as a whole in relation to that client, or a group of companies of which the client is a part, in respect of any one of the three complete financial years of the Company prior to the Termination Date exceed £2 million (excluding VAT or similar taxes).

“Person” includes any company, firm, organisation or other entity.

“Recognised Investment Exchange” has the same meaning as given in Section 207 of the Financial Services Act 1986.

“Relevant Area” means any country (other than the United States) in which business of the Company or any Group Company is carried on at the Termination Date (and with which the Executive was actively involved).

“Services” means the services performed by the Executive under this Agreement.

“Subsidiary and Associated Companies” means any company which is from time to time:

(a)	a holding company (as defined by section 736 of the Companies Act 1985) of the Company; or

(b)	a subsidiary (as defined by section 736 of the Companies Act 1985) of WPP or a subsidiary (as so defined) of a holding company of the Company; or

(c)	a subsidiary undertaking (as defined by section 258 of the Companies Act 1985) of the Company or subsidiary undertaking (as defined) of a holding company.

“Termination Date” means the effective date on which the Term of Employment hereunder terminates.

“US Employment Agreement” shall mean the Agreement of the date hereof and made between WPP Group USA Inc (1) and Sir Martin Stuart Sorrell (2).

IN WITNESS of which the parties have executed this deed on the date set out above.

SIGNED and delivered as a deed by WPP GROUP PLC acting by two directors or by one director and the secretary:

Director

Signature	/s/ Jeremy Bullmore
Name	Jeremy Bullmore

Director

Signature	/s/ Marie Capes
Name	Marie Capes

SIGNED and delivered as a deed by SIR MARTIN STUART SORRELL in the presence of:

Witness

Signature	/s/ Martin Sorrell
Name	Martin Sorrell
Occupation	Solicitor
Address	27 Farm Street
London W1

SCHEDULE 1

Calculation of Base Salary, Bonus and Pension Contributions

1	In addition to the definitions above in this Agreement, the following words and expressions shall have the following meanings except where inconsistent with the context

“Aggregate Time” the aggregate of the Executive Time and US Time in respect of a calendar year.

“Aggregate Basic Income” the aggregate Base Salary payable in respect of a calendar year under clause 6.1 of this Agreement and the base salary payable under clause 7.1 of the US Employment Agreement (exclusive of VAT), being at the date of this Agreement £840,000 and subsequently such higher annual salary agreed by the Board pursuant to paragraph 3 below.

“Aggregate Pensions Provision” the aggregate of the Pensions Contribution payable in respect of a calendar year under clause 11.3 of this Agreement and the Pensions Fee payable under clause 12.3 of the US Employment Agreement (exclusive of VAT), being at the date of this Agreement £336,000 and subsequently such higher sum as may be agreed between the Company and the Executive for any year before the first day of January of that year, which in no event shall be less than 40% of Aggregate Basic Income.

“Executive Time” the aggregate of the amount of time (computed in working days) which the Executive has spent during a calendar year in the provision of services pursuant to this Agreement, which for 2005 shall also include any services provided by the Executive to the Company pursuant to the UK Service Agreement.

“US Time” the aggregate of the amount of time (computed in working days) which the Executive has spent during a calendar year in performing the duties of his employment pursuant to the US Employment Agreement.

The annual Base Salary payable under clause 6.1 of the Agreement shall be calculated by applying the following formula:

Amount of annual Base Salary = Aggregate Basic Income x Executive Time

                      Aggregate Time

3	The fee payable under clause 6.1 shall be reviewed (but not downwards) from time to time in accordance with the practices adopted by the Board on the recommendations from time to time of its Compensation Committee and, in reviewing the Base Salary, regard shall be had to how those practices and recommendations apply to the directors of the Company and the Group’s senior executives and due regard shall also be had to the practices of the Company’s peer group in relation to their chief executive officers.

4	The Pensions Contribution payable under clause 11.3 of this Agreement shall be calculated by applying the following formula:

Pension Contribution = Aggregate Pensions Provision x Executive Time

            Aggregate Time

5	At all times and immediately after the end of each calendar year, the Executive will provide to the Company full details of the Aggregate Time, including US Time, which the Executive has spent in that calendar year. The Company is entitled to rely without enquiry on any notice of the amount of Aggregate Time and US Time which the Executive has provided to the Company for any calendar year.

6	For the purpose of determining:

(a)	the Base Salary payable under clause 6.1 at the Control Date and the Pensions Contributions payable under clause 11.3 on 1 January before the Control Date in order to calculate any amount payable under clause 17. and

(b)	the Base Salary payable under clause 6.1 at the date of termination of the Term of Employment hereunder and the Pensions Contributions payable under clause 11.3 on 1 January before the Termination Date in order to calculate any amount payable under clause 18.

those fees shall be determined in accordance with this Schedule having regard to the US Time and Aggregate Time from the beginning of the calendar year in which the Control Date or termination of the Term of Employment (as appropriate) occurs until the Control Date or termination, as the case may be.